SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 2, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.     Nokia press release dated March 17, 2009: Nokia streamlines operations in several units and functions

2.     Nokia stock exchange release dated March 25, 2009: Nokia cancellation of treasury shares registered

3.     Nokia press release dated March 30, 2009: Nokia and China PTAC further strengthen strategic cooperation

4.     Nokia Siemens press release dated March 18, 2009: Nokia Siemens Networks awarded with a network managed services contract in Spain

5.     Nokia Siemens press release dated March 18, 2009: Orange to outsource mobile network operations in the UK

PRESS RELEASES

March 17, 2009

Nokia streamlines operations in several units and functions

Nokia continues to increase cost-efficiency and adapt to market situation

Espoo, Finland - As part of its previously announced plans to increase cost-efficiency and adapt to the market situation, Nokia today announced further actions it is taking in Devices and Markets units as well as in its Corporate Development Office and global support functions. Nokia plans to scale sales, marketing and technology management to match the pruned portfolio and global consumer demand; address the marketing and other activities that will no longer be integral following the Symbian acquisition; streamline the Devices R&D organization; and increase efficiency in certain global support functions.

Altogether these plans will affect approximately 1 700 employees globally. Where applicable, Nokia will start consultations with employee representatives about these plans.

All of these measures are part of Nokia’s previously announced plans to adjust business operations and cost base in accordance with market demand and safeguard future competitiveness. Nokia continues to seek savings in operational expenses, looking at all areas and activities across the company.

About Nokia

Nokia is the world’s number one manufacturer of mobile devices by market share and a leader in the converging Internet and communications industries. We make a wide range of devices for all major consumer segments and offer Internet services that enable people to experience music, maps, media, messaging and games. We also provide comprehensive digital map information through NAVTEQ and equipment, solutions and services for communications networks through Nokia Siemens Networks.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our

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manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on;  18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure;  20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations;  24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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STOCK EXCHANGE RELEASE

March 25, 2009

Nokia Corporation

Stock exchange release

March 25, 2009 at 09:00 (CET+1)

Nokia cancellation of treasury shares registered

Pursuant to Nokia’s decision announced on March 19, 2009, the cancellation of 56 000 000 shares held by the Company has been registered with the Finnish Trade Register today. Thus, the total number of shares and votes in Nokia Corporation is now 3 744 948 552.

Media enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

March 30, 2009

Nokia and China PTAC further strengthen strategic cooperation

Beijing, China — Nokia has renewed its strategic partnership agreement with China PTAC Communication Service Co., Ltd. (China PTAC). Mr. Colin Giles, President of Nokia China and Senior Vice President, Greater China, Japan and Korea Sales Unit, and Mr. Tan Xinhui, Chairman of China PTAC Communication Service Co., Ltd., signed the agreement on behalf of the two parties. China PTAC is expected to purchase mobile devices valued at more than USD 1.76 billion from Nokia in 2009. In addition, both parties have agreed to expand strategic ties especially with regard to 3G and operator business.

Nokia, the world’s largest mobile phone manufacturer, and China PTAC, China’s largest mobile phone distributor, enjoy a long-standing partnership that continues to strengthen. This new partnership agreement marks another significant milestone for both parties.

About Nokia

Nokia is the world’s number one manufacturer of mobile devices by market share and a leader in the converging Internet and communications industries. We make a wide range of devices for all major consumer segments and offer Internet services that enable people to experience music, maps, media, messaging and games. We also provide comprehensive digital map information through NAVTEQ and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications, China

Tel: +86 10 87113189

Email: yun.cai@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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Press Release

Madrid, Spain / Espoo, Finland – March 18th, 2009

Nokia Siemens Networks awarded with a network managed services contract in Spain

Orange Spain streamlines operations to improve customer service, fuels future growth and awards a network managed services contract to Nokia Siemens Networks

Orange, a leading communications service provider in Spain, is streamlining its network operations to improve service quality for subscribers and increase operational efficiencies. Nokia Siemens Networks has been awarded a services contract to manage Orange’s fixed and mobile multivendor networks that cater to more than 11,3 million mobile customers and 1,2 million broadband Internet (ADSL) customers across Spain.

Under a five year contract, Nokia Siemens Networks will implement an end-to-end managed services solution for Orange´s networks, to increase efficiency and reliability of the operator’s mobile and fixed network.

Nokia Siemens Networks will manage Orange´s networks from a global perspective with an innovative and highly efficient solution, thanks to the Nokia Siemens Networks capabilities to handle increasingly complex multivendor networks.

This will deliver higher network quality and the operator will enjoy smoother operations with improved efficiency, driving new revenues and reducing risk, also thanks to Nokia Siemens Networks service management solutions.

“In an increasingly competitive market, balancing priorities is an ongoing challenge for our customers. They are under continuous pressure to do more for less, create new revenue opportunities, and stay ahead through technology innovation. By providing them with advanced services that address their everyday needs, we help customers focus on their attention on areas that drive their success,” said José Carlos Sampedro, Head of Customer Team, Nokia Siemens Networks.

This agreement also will significantly strengthen Nokia Siemens Networks capabilities in Spain, providing a basis for further business growth and for setting up an innovative team of skilled professionals.

Nokia Siemens Networks is a market leader with more than 200 Managed Services contracts in mobile and fixed networks across the world, serving more than 190 million subscribers globally. Through its global service delivery organization, the company is able to optimize its customers’ networks and deliver new levels of network operations and performance services around the clock.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

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consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Engage in conversation about Nokia Siemens Networks’ aim to reinvent the connected world at http://unite.nokiasiemensnetworks.com and talk about its news at http://blogs.nokiasiemensnetworks.com Find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

Media Enquiries

Nokia Siemens Networks

Anne Samson

Communications

Phone: +33 6 03 79 30 86

Email: anne.samson@nsn.com

Christina Dinné

Communications Services

Phone: + 49 160 4758737

Email: christina.dinne@nsn.com

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Press Release

Espoo, Finland – March 18th, 2009

Orange to outsource mobile network operations in the UK

Nokia Siemens Networks to drive efficiency for national network

Orange is outsourcing its mobile network operations in the UK to Nokia Siemens Networks. Under the contract, Nokia Siemens Networks will manage, plan, expand, optimize and provide maintenance services for the Orange UK 2G/3G mobile network for the next five years. The deal aims to deliver improved quality of service and enhanced coverage for Orange UK’s 15.9 million mobile subscribers, while driving operational efficiency.

Nokia Siemens Networks is also finalizing arrangements for a UK sub-contractor to provide first line maintenance services. As part of the mobile network operations outsourcing, close to 470 staff are planned to transfer from Orange UK with approximately 230 joining Nokia Siemens Networks and the remainder being transferred to a first line maintenance sub-contractor.

“Nokia Siemens Networks has a proven global expertise in managing large, multi-technology networks, and our partnership with the company is a win-win for all involved – Orange UK, our customers and our employees,” said Pete Marsden, VP of IT & Networks for Orange, UK. “Nokia Siemens Networks will provide our transferring employees with strong career paths within global organizations recognised as telecommunications industry leaders.”

In order to deliver the quality of service needed by Orange, Nokia Siemens Networks will take over responsibility for network operations. This includes the full range of 2G/3G network operations including network planning and optimization, spare parts management and providing turnkey network rollout services. Orange will continue to own and strategically plan its network.

“This contract strengthens the close co-operation between Orange UK and Nokia Siemens Networks, building upon our long term partnership with France Telecom. It reiterates the value that Managed Services brings our customers — helping them run their business more effectively and efficiently and allowing them to focus on their end-users,” said Rajeev Suri, Head of Services, at Nokia Siemens Networks. “More specifically, it strengthens our leadership in the Managed Services domain, allowing us to provide our employees with opportunities across our growing customer base and portfolio.”

Nokia Siemens Networks is a market leader with more than 200 Managed Services contracts in mobile and fixed networks globally, connecting more than 190 million subscribers on customer networks. Nokia Siemens Networks holds the number 1 or 2 position in managed services in most major markets: Latin America, Asia Pacific, the Middle East, the North East and West-South-Europe region.

About Orange

Orange is a key brand of the France Telecom Group, providing mobile, broadband, fixed, business and entertainment services across Europe. It is one of the world’s leading

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

1

telecommunications operators with more than 170 million customers on five continents. In June, 2006, Orange became the single brand for mobile, broadband and multi-play offers. In addition, Orange Business Services became the new banner for business communications solutions. Orange Business Services is present in 166 countries with network reach in 220. In the UK, Orange provides high quality GSM coverage to 99% of the UK population. At the end of December 2008, Orange had about 17 million customers in the UK – 15.9 million active mobile customers and over one million fixed broadband customers. Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited.

Further information about Orange can be found on the Orange website at www.orange.co.uk or the France Telecom group international website at www.orange.com and www.francetelecom.com

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Engage in conversation about Nokia Siemens Networks’ aim to reinvent the connected world at http://unite.nokiasiemensnetworks.com and talk about its news at http://blogs.nokiasiemensnetworks.com Find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

Media Enquiries

Orange

E-Mail: Orangepr@golinharris.com

Phone:00 44 (0)870 373 1500

Nokia Siemens Networks

Anne Samson

Communications

Phone : +33 (0)6 03 79 30 86

E-mail: anne.samson@nsn.com

Christina Dinné

Communications, Global Services

Phone: + 49 89 636 73465

E-mail: christina.dinne@nsn.com

Media Relations

Tel. +358 7180 31451

E-mail: mediarelations@nsn.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2009	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel